COLLABORATIVE INVESTMENT SERIES TRUST
Action by Written Consent
of the Board of Trustees

Pursuant to the By-Laws of Collaborative Investment Series Trust (the "Trust"), the undersigned, being a majority of the members of the Board of Trustees of the Trust (the "Board"), hereby adopt the following resolutions.

WHEREAS, the Trustees of the Trust, including a majority of the Trustees who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), have reviewed the renewal memorandum, form of and coverage of Hartford Fire Insurance Company, Policy No. 08 FI 0328373-20, as amended, effective March 30, 2020 (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond satisfies the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS, the Trust paid the Fidelity Bond premium of $1895; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of U.S. Bank, N.A. and CitiBank, N.A., as Custodians for the Trust; and

WHEREAS, no employee of the Trust or employees of the Advisers have access to Trust's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that any officer of the Trust is designated as the person who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1

This document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of: _____   _____
                                               Brandon E. Lacoff

Dated as of: _____   _____
                                               Gregory Skidmore

Dated as of: _____   _____
                                               Dean Drulias

Dated as of: _____   _____
                                               Shawn Orser

Dated as of: _____   _____
                                                  Fred Stoleru

Dated as of: _____   _____
                                                  Ronald Young Jr

INSURANCE BINDER



Belpointe Specialty Insurance, LLC

6501 Congress Avenue, #100,

Boca Raton FL 33487

Monday, March 23, 2020

Insured:	Collaborative Investment Series Trust
Effective dates:	12 months @ March 30th, 2020
Insurer:	Hartford Fire Insurance Company

Dear Brad,

We are pleased to confirm the attached binder for **Investment Company Bond Form** being offered with **Hartford Fire Insurance Company**. The carrier is Admitted in the state of **CT** and rated A+ (Superior) XV by AM Best.

Thank you for the opportunity to assist you with your insurance needs, if you have any questions on this binder or related risk coverages available through SIPG please do not hesitate to call.

Sincerely,

Chris Gilbert



MGA PROGRAMS



Hartford Financial Products
RENEWAL BUSINESS BINDER

THE HARTFORD

3/24/20

Firm:	Belpointe Specialty Insurance, LLC	**Department:**	Financial Institution Fidelity
		Address:	7400 College Boulevard
City/State:	Greenwich/CT	**City/State:**	Overland Park KS 66210

Please read this document carefully. This temporary and conditional Binder of Insurance contains time sensitive requirements to bind coverage.

Insured Name:	**Collaborative Investment Series Trust** c/o Belpointe125 Greenwich Avenue #3 Greenwich CT 06830
Policy Number:	08 FI 0328373-20
Policy Period:	3/30/2020 – 3/30/21
Binder Period:	3/30/20 – Policy Issuance
Policy Form:	Investment Company Bond Form
Insuring Company:	Hartford Fire Insurance Co., an **Admitted**
Payment Terms:	Company Within 30 days, and no later than 4/30/20

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the Hartford Fire Insurance Co. Hartford Fire Insurance Co. is a member of The Hartford Insurance Group and is rated A+ (Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of CT. It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including **Directors & Officers**, **Fiduciary/Fidelity**, **General Partnership**, **Errors and Omissions**, and **Employment Practices**. HFP is among the market leaders in providing various "cutting edge" financial products including **Representations & Warranties and Tax Indemnity Insurance**. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at www.hfpinsurance.com.

We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional Binder in further detail.

	LIMIT OF INSURANCE*	**DEDUCTIBLE****
I. Employee	$600,000	$0
II. Premises	$600,000	$15,000
III. Transit	$600,000	$15,000
IV. Forgery or Alteration	$600,000	$15,000
V. Securities	$600,000	$15,000
VI. Counterfeit Currency	N/A	N/A
VII. Computer Systems Fraudulent Entry	$600,000	$15,000

VIII. Voice Initiated Transaction	$600,000	$15,000
IX. Telefacsimile Transfer Fraud	N/A	N/A
X. Uncollectible Items of Deposit	$150,000	$5,000
XI. Audit Expense	N/A	N/A
XII. Stop Payment	N/A	N/A
XIII. Unauthorized Signatures	$150,000	$5,000

ANNUAL PREMIUM:***	$1,745 + $150 Policy Fee

*   *Limit of Liability: In the Aggregate each Policy Period, inclusive of Claims Expenses, and excess of the Retention.*
** *Retention: Each Claim inclusive of Claims Expenses.*
*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

ADDITIONAL CONDITIONS
N/A

*   *Limit of Liability: In the Aggregate each Policy Period, inclusive of Claims Expenses, and excess of the Retention.*
** *Retention: Each Claim inclusive of Claims Expenses.*
*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

ADDITIONAL CONDITIONS	POLICY BILLING TERMS AND INFORMATION
N/A	**Type:** Broker Bill

ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS

Form Number	Name
F6000	Investment Company Bond
F6002	Subsidiary Rider
F6018	Amend General Conditions B. Notice to Underwriter of Mergers, Consolidations or Other Acquisitions Rider
F5267	Producer Compensation Notice
HG00H00900	Mailing Address for Claims Endorsement
F6016	In Witness Signature Rider
F6025	Connecticut Statutory Rider
F6051	Adding Insured's Rider
	-Mercator International Opportunity Fund
	-Dividend Performers Fund
	-Preferred Plus Fund
	-TFA Conservative Allocation Fund


-TFA Moderate Allocation Fund

-TFA Growth Allocation Fund

-Global Tactical Fund

-TFA Quantitative Fund

-TFA Multidimensional Fund

-Tactical Income ETF

-Trend Aggregation US ETF

-Trend Aggregation ESG ETF

-Trend Aggregation Dividend Stock ETF

-Trend Aggregation Aggressive Growth ETF

-Trend Aggregation Managed Futures Strategy ETF


Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding form number above.

This Binder is subject to the underwriter's receipt review and acceptance of the following <u>prior to binding:</u>


SUBJECTIVITIES


Received

This group of subjectivities is required **<u>prior to binding</u>**, and in the event that they are not received, reviewed and accepted, The Hartford fully reserves its rights to amend the Policy. In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

This is a temporary and conditional Binder and is conditioned upon underwriter's **<u>receipt, review and acceptance</u>** of the additional information specified above. If any such information is not received, reviewed and accepted by The Hartford, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and any binder issued pursuant thereto.

Please be aware that if prior to the effective date of binding coverage there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and binder issued pursuant thereto.